SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of February 2016

Commission File Number 1-31517

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street, Xicheng District

Beijing 100033, China

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No   ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-             .)

EXHIBITS

Exhibit Number		Page Number

1.1	Announcement regarding final consideration amount for the transaction in relation to the disposal of telecommunications towers and related assets, dated January 29, 2016.	A-1

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. These forward-looking statements are, by their nature, subject to significant risks and uncertainties, and include, without limitation, statements relating to:

•	our business and operating strategies and our ability to successfully execute these strategies;

•	our network expansion and capital expenditure plans;

•	our operations and business prospects;

•	the expected benefit of any acquisitions or other strategic transactions;

•	our financial condition and results of operations;

•	the expected impact of new services on our business, financial condition and results of operations;

•	the future prospects of and our ability to integrate acquired businesses and assets;

•	the industry regulatory environment as well as the industry outlook generally; and

•	future developments in the telecommunications industry in the People’s Republic of China, or the PRC.

The words “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “seek,” “will,” “would” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. We are under no obligation to update these forward-looking statements and do not intend to do so. Actual results may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following:

•	any changes in the regulations or policies of the Ministry of Industry and Information Technology (prior to March 2008, the Ministry of Information Industry, or the MII), or the MIIT, and other relevant government authorities relating to, among other matters:

•	the granting and approval of licenses;

•	tariff policies;

•	interconnection and settlement arrangements;

•	capital investment priorities;

•	the provision of telephone and other telecommunications services to rural areas in the PRC;

•	the convergence of television broadcast, telecommunications and Internet access networks, or three-network convergence; and

•	spectrum and numbering resources allocation;

•	the effects of competition on the demand for and price of our services;

•	effects of our restructuring and integration following the completion of our acquisition of the Code Division Multiple Access technology, or CDMA, telecommunications business, or the CDMA Business in 2008;

•	any potential further restructuring or consolidation of the PRC telecommunications industry;

•	changes in the PRC telecommunications industry as a result of the issuance of the fourth generation mobile telecommunications, or 4G, licenses by the MIIT;

•	the development of new technologies and applications or services affecting the PRC telecommunications industry and our current and future business;

•	changes in political, economic, legal and social conditions in the PRC, including changes in the PRC government’s specific policies with respect to foreign investment in and entry by foreign companies into the PRC telecommunications industry, economic growth, inflation, foreign exchange and the availability of credit; and

•	implementation of a value-added tax to replace the business tax in the PRC.

Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: February 1, 2016	By:	/s/ Yang Jie
		Name:	Yang Jie
		Title:	President and Chief Operating Officer (exercising the powers of Chairman and Chief Executive Officer)

Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness, and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

China Telecom Corporation Limited

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

FINAL CONSIDERATION AMOUNT FOR THE TRANSACTION

IN RELATION TO THE DISPOSAL OF

TELECOMMUNICATIONS TOWERS AND RELATED ASSETS

We refer to the announcements of China Telecom Corporation Limited (the “Company”) dated 14 October 2015 and 2 November 2015, respectively in relation to the transfer agreement (the “Transfer Agreement”) entered into by and among the Company and (i) China Mobile Communication Company Limited and related subsidiaries (together, “China Mobile”); (ii) China United Network Communications Corporation Limited (“CUCL”) and Unicom New Horizon Telecommunications Company Limited (“New Horizon”, together with CUCL, “China Unicom”) (iii) China Reform Holding Company Limited (“CRHC”); and (iv) China Tower Corporation Limited (“China Tower”) on 14 October 2015, and in relation to the fulfilment of all conditions precedent under the Transfer Agreement on 31 October 2015 (the “Completion Date”). Under the Transfer Agreement, the Company will sell certain telecommunications towers and related assets and inject cash to China Tower in return for new shares (the “Consideration Shares”) issued by China Tower; China Mobile and China Unicom will also sell certain telecommunications towers and related assets to China Tower in return for new shares issued by China Tower and for cash; and CRHC will make cash subscription for new shares issued by China Tower (the “Transaction”). Unless otherwise defined, terms used in this announcement shall have the same meaning as those used in the announcement dated 14 October 2015.

As stated in the announcement of the Company dated 14 October 2015, the final consideration amount for the Transaction is calculated as follows:

Consideration equals	(1)	appraised value of the Assets
Less	(2)	amortisation and depreciation of the Assets for the period commencing from the Relevant Reference Dates (as defined below) to the Completion Date based on the appraised value and the remaining useful life of the Assets as determined in the Asset Appraisal Report
Less	(3)	the value of the excluded Assets
Add	(4)	the value of the Newly Included Assets

A-1

The ascertained appraised value and the book value of the Assets filed under the PRC laws and regulations are as follows (as adjusted from the preliminary appraised value and book value disclosed in the announcement dated 14 October 2015):

	Appraised Value (a) (b)		Book Value(c)

The Assets	RMB33.597 billion (approximately HK$39.953 billion	)	RMB28.320 billion (approximately HK$33.678 billion	)

Notes:

(a)	Refers to appraised value of the Assets set out as item (1) in the above calculation formula.
(b)	The aggregate amount of the appraised value of the first batch of the Assets as at 31 October 2014 and the appraised value of the second batch of the Assets as at 31 March 2015 (together with 31 October 2014 as the “Relevant Reference Dates”) as set out in the Asset Appraisal Report, which has been filed for record.
(c)	The aggregate amount of the book value of the first batch of the Assets as at 31 October 2014 and the book value of the second batch of the Assets as at 31 March 2015 as set out in the unaudited management accounts of the Company, which have been filed for record.

Accordingly, the Company and China Tower have implemented the delivery of the Assets under the Transfer Agreement. The final consideration amount for the Transaction has been determined as approximately RMB30.131 billion (equivalent to approximately HK$35.831 billion) based on calculation in accordance with the aforesaid formula.

China Tower will issue approximately 33.097 billion Consideration Shares to the Company at an issue price of RMB1 per share under the Transfer Agreement in return for the Assets and approximately RMB2.966 billion (equivalent to approximately HK$3.527 billion) cash from the Company.

Upon the issuance of the Consideration Shares by China Tower, the Company, China Mobile, China Unicom and CRHC hold 27.9%, 38.0%, 28.1% and 6.0% of the share capital of China Tower, respectively.

The Company expects to realise a gain (subject to deduction of relevant expenses and taxes) from the disposal of the Assets, which is calculated based on the surplus of the final consideration amount for the Transaction over the book value of the Assets as at the Completion Date. Such book value and the relevant expenses and taxes will be finally determined upon completion of audit. As the Company holds 27.9% of the share capital of China Tower, only 72.1% of the aforesaid gain will be recognised at the Completion Date and the remaining 27.9% of the aforesaid gain will be deferred over the remaining useful life of the Assets.

This announcement contains translations between Renminbi and Hong Kong dollar amounts at RMB0.84091 = HK$1, being the prevailing exchange rate. The translations should not be taken as a representation that the Renminbi could actually be converted into Hong Kong dollars at that rate or at all.

A-2

By order of the Board China Telecom Corporation Limited Ke Ruiwen Executive Director and Executive Vice President

Beijing, China, 29 January 2016

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 (as amended) and Section 21E of the U.S. Securities Exchange Act of 1934 (as amended). Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. In addition, we do not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

As of the date of this announcement, the Board of the Company consists of Mr. Yang Jie (exercising the powers of the chairman and chief executive officer; as the president and chief operating officer); Mr. Zhang Jiping, Mr. Yang Xiaowei, Mr. Sun Kangmin and Mr. Ke Ruiwen (all as the executive vice presidents); Mr. Zhu Wei (as the non-executive director); and Mr. Tse Hau Yin, Aloysius, Madam Cha May Lung, Laura, Mr. Xu Erming and Madam Wang Hsuehming (all as the independent non-executive directors).

A-3